UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

☒	ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

OR

☐	SPECIAL FINANCIAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

Cottonwood Multifamily REIT I, Inc.

(Exact name of registrant as specified in its charter)

Maryland	36-4812393
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6340 South 3000 East, Suite 500, Salt Lake City, UT	84121
(Address of principal executive offices)	(Zip Code)

(801) 278-0700

(Registrant’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Unclassified Shares of Common Stock

COTTONWOOD MULTIFAMILY REIT I, INC.

ANNUAL REPORT ON FORM 1-K

For the Year Ended December 31, 2016

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report on Form 1-K contains forward-looking statements about our business, including, in particular, statements about our plans, strategies and objectives. You can generally identify forward-looking statements by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. You should not rely on these forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our actual results, performance and achievements may be materially different from those expressed or implied by these forward-looking statements.

Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART II

ITEM 1.	BUSINESS

The Company

Cottonwood Multifamily REIT I, Inc. is a Maryland corporation formed on June 22, 2015 to acquire and own directly or indirectly real estate investments located throughout the United States, primarily in the multifamily sector. Further, we may also participate in mezzanine loans and preferred equity in limited situations. The use of the terms “CMR I”, the “Company”, “we”, “us”, or “our” in this annual report refer to Cottonwood Multifamily REIT I, Inc., unless the context indicates otherwise.

Our sponsor is Cottonwood Capital Property Management II, LLC (the “Sponsor”) which was formed as a Delaware limited liability company on January 25, 2008. Cottonwood Capital Property Management II, LLC is also referred to as the “property manager” and “asset manager.” The property and asset manager has extensive experience in operating multifamily apartment communities. Cottonwood Capital Property Management II, LLC is headquartered in Salt Lake City, Utah. Cottonwood Capital Property Management II, LLC is a subsidiary of Cottonwood Residential O.P., LP, our joint venture partner. Cottonwood Residential, Inc. is the sole general partner of Cottonwood Residential O.P., LP, its operating partnership, and makes all decisions on behalf of Cottonwood Residential O.P., LP.

We operate under the direction of our board of directors, the members of which are accountable to us and our shareholders as fiduciaries. Our board of directors is responsible for the management and control of our affairs. We currently have three members on our board of directors, all of which are currently on the board of directors and are officers of Cottonwood Residential, Inc. As a result, we do not have independent management. Our board of directors will be classified into three classes. Each class of directors will be elected for successive terms ending at the annual meeting of the shareholders the third year after election and until his or her successor is elected and qualified. The current board members are Daniel Shaeffer, Chad Christensen and Gregg Christensen. The current Chief Executive Officer is Daniel Shaeffer, the current Chairman of the Board and President is Chad Christensen and the current Executive Vice President & General Counsel is Gregg Christensen. The board of directors will have the right, with input from our investment committee, to make decisions regarding investments by our operating partnership. We do not have an outside advisor, and we do not plan to engage an advisor.

On May 24, 2016, we commenced a private offering of up to $50,000,000 of our shares of common stock (the “Offering”). As of April 28, 2017, we had sold all $50,000,000 of our shares of common stock and had 5,000,000 shares of common stock outstanding.

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ending December 31, 2016. As of December 31, 2016, our portfolio was comprised of three investments in joint ventures owning Class A multifamily apartment communities in various locations throughout the United States.

The chart below shows the relationships among our company and various affiliates:

Investment Objectives

Our investment objectives are to:

•	preserve, protect and return invested capital;

•	pay attractive and stable cash distributions to shareholders; and

•	realize capital appreciation in the value of our investments over the long term.

Our board of directors may revise our investment policies without the approval of our shareholders.

Investment Strategy

Our investment strategy is to acquire stabilized Class A multifamily apartments communities constructed after the year 2000 in primary or secondary markets. We do all of our investing through our operating partnership and anticipate that all or substantially all of our investments will be made through joint ventures with Cottonwood Residential O.P., LP. In the event that Cottonwood Residential O.P., LP declines to participate in an investment that our board of directors has approved, we may acquire or participate in the investment directly.

Our investments are comprised of stabilized Class A multifamily apartment communities. We seek to acquire and actively manage income-producing properties, with the objective of providing a stable and secure source of income for our shareholders and maximizing potential returns upon disposition of our assets through capital appreciation. We primarily target properties that are located in major metropolitan areas in the western, southwestern and southeastern regions of the United States that have, in the opinion of our board of directors, attractive investment dynamics for property owners. We target properties that were constructed after 2000; however, we may invest in older properties if our board of directors determines that it is in our best interest. We, or the joint ventures, will engage our Sponsor to manage our multifamily apartment communities and provide other related services.

In addition to investments in multifamily apartment communities, we may make mezzanine loans or make preferred equity investments to or in entities that have been formed for the purpose of acquiring multifamily apartment communities. We anticipate that the mezzanine loans may have no security, may be directly or indirectly secured by the applicable multifamily apartment community or may be structured so that we or one of the joint ventures have the right to foreclose on the ownership interests in the entity to which we are making the mezzanine loan. We anticipate that we will not have significant voting rights with respect to an entity in which we made a preferred equity investment.

In 2016, we invested in Class A multifamily apartment communities located in Atlanta, Georgia, Charlotte, North Carolina and St. Petersburg, Florida. See “Item 2.” Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Investments” for more information concerning these properties.

Our investments were made through joint ventures with subsidiaries of Cottonwood Residential O.P., LP, an affiliate of our Sponsor. The capital contributions to each joint venture were 90% by us and 10% by Cottonwood Residential O.P., LP. Under the joint venture agreements, subsidiaries of Cottonwood Residential O.P., LP will receive a 20% promotional interest of net income and distributions from the joint venture, subordinated to our receipt of an 8% preferred return.

We anticipate holding and managing our investments until December 31, 2023 (unless sooner dissolved and terminated by our board of directors, otherwise extended or a listing occurs), at which time we will commence an orderly sale of our assets. For more details regarding our liquidity strategy see Note 8 to our financial statements in “Item 7. Financial Statements.”

Employees

We do not currently have any employees.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be accessed here , as amended and supplemented. In addition, new risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our shares of common stock.

Adverse Impact on Leasing Units at Cottonwood Westside

Subsequent to our acquisition of Cottonwood Westside, we experienced recurring service interruptions to one of the two elevators that service the building. The elevator that experienced issues is the only one that is able to access the 7th floor, which is the highest floor in the complex. This issue has impacted leasing to the thirteen units located on this floor, one of which is a handicapped accessible unit. We have investigated the issue and the cause was determined to be movement in one of the elevator shaft walls as a result of settling of adjacent post tension slabs. The engineers recommended a temporary repair that was completed in February and alleviated further service interruptions. A final solution is being developed with respect to the underlying issues. We are evaluating litigation options against the original contractor, developer, seller and architect.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Pursuant to our Offering, we offered $50,000,000 of our shares of common stock at a price of $10.00 per share. As of April 28, 2017, we have issued the maximum amount allowed under our Offering. The proceeds from the Offering were used to acquire and invest in the properties described below.

Our Investments

On August 3, 2016, joint ventures formed by us and subsidiaries of Cottonwood Residential O.P., LP acquired Alpha Mill for $51,925,000, Cottonwood Westside for $43,000,000 and The Marq Highland Park for $45,960,000.

Our total capital contributions to the joint ventures for our 90% membership interest was $49,050,000, including acquisition costs. Additional amounts were used to pay interest on the bridge loans. Cottonwood Residential O.P., LP acquired these properties prior to the commencement of the Offering and subsequently contributed these properties to the joint ventures formed by us and Cottonwood Residential O.P., LP. To facilitate the Company’s required capital contribution to these joint ventures, subsidiaries of Cottonwood Residential O.P., LP provided bridge loans to us in the aggregate amount of $49,050,000, with $45,886,000 of the bridge loans secured by our interests in the joint ventures. The bridge loans bear interest at 6% per year and are being repaid with proceeds from the Offering. As of April 28, 2017, we had repaid the principal amount of the bridge loans and $250,000 of the approximately $1,180,000 in accrued interest.

The remaining purchase price for these properties was financed through a $89,900,000 advance on a Fannie Mae credit facility with the joint ventures (the “Fannie Mae Facility”) which is secured by the real property owned by the joint ventures. Of this amount, $56,900,000 is subject to a fixed interest rate of 3.39% per year. The additional $33,000,000 is subject to a floating interest rate equal to 2.18% over the then current 1 month LIBOR. The joint ventures have entered into an interest rate cap agreement which provides that the highest interest rate we will be charged on the floating rate portion of the loan is 4.18% over the first four years of the Fannie Mae Facility. The advance was allocated to each property as described below.

The aggregate loan to value ratio for all advances made with respect to the Fannie Mae Facility cannot exceed 65% at the time any advance is made. There is no limit on the amount that we can borrower under the Facility so long as we maintain the loan to value ratio and other requirements set forth in the Facility loan documents. Each advance will be cross-collateralized with the other advances. The Fannie Mae Facility permits the joint ventures to sell the multifamily apartment communities that are secured by the Fannie Mae Facility individually provided that certain debt coverage ratios and other requirements are met.

Alpha Mill

Alpha Mill is a multifamily garden style apartment community situated on approximately 8 acres near downtown Charlotte, North Carolina. The original portion of Alpha Mill (originally built as a cotton mill) was built in 1888. In 2007 (with further renovations in 2014), the original cotton mill buildings were completely renovated to be converted to multifamily apartment buildings. An additional phase of the project was constructed in 2014. Alpha Mill contains 12 2- to 4-story buildings (including the leasing office), consisting of a total of 221,616 square feet of space. There are a total of 267 apartment units, which include studio, 1-bedroom and 2-bedroom floorplans. There are numerous amenities including an authentic mill-style clubhouse and modern clubhouse, 3 rooftop terraces with uptown skyline views, dog park with turf and park benches, a swimming pool, 2 fitness centers, outdoor fireplace, grilling area, Wi-Fi lounge, billiards, business center, common area Wi-Fi, 24-hour resident lounge, poker room and private storage availability, in a gated community. As of March 31, 2017, Alpha Mill was leased at a rate of 91.78%.

We contributed $17,250,000 for our 90% membership interest in the joint venture that acquired Alpha Mill. A subsidiary of Cottonwood Residential O.P., LP contributed $1,916,667 for a 10% membership interest. The allocated amount of the Fannie Mae Facility for Alpha Mill is $34,100,000.

Cottonwood Westside

Cottonwood Westside is part of a mixed use development consisting of a mid-rise apartment complex and a retail component that includes 2 restaurants and 2 retail shops situated on approximately 1.5 acres in Atlanta, Georgia. The multifamily apartment community was completed in 2015, and includes 2 separate structures that are 6- and 7-stories in height with a 3-level garage on the east elevation. There are 197 apartment units, consisting of 169,366 net rentable square feet, which major apartment types include studio, 1-bedroom and 2-bedroom floorplans. Amenities include an outdoor fire pit and grill, a fitness center, a clubhouse, an outdoor swimming pool, Wi-Fi center, dog walk and secured parking. As of March 31, 2017, Cottonwood Westside was leased at a rate of 90.07%.

We contributed $16,550,000 for our 90% membership interest in the joint venture that acquired Cottonwood Westside. A subsidiary of Cottonwood Residential O.P., LP contributed $1,838,889 for a 10% membership interest. The allocated amount of the Fannie Mae Facility for Cottonwood Westside is $25,300,000.

See “Risk Factors – Adverse Impact on Leasing Units at Cottonwood Westside.”

The Marq Highland Park (formerly known as Altis at Highland Park)

The Marq Highland Park is a resort-style apartment complex on approximately 10 acres in Tampa, Florida. The multifamily apartment community was completed in 2015. The Marq Highland Park includes 12 buildings with total of 239 units, consisting of studios, 1-, 2- and 3-bedroom units. Additionally, there are 4 ground floor retail units. Amenities include, but are not limited to, an outdoor pool, fitness center, playground, car care center and coffee bar/internet café. The Marq at Highland Park contains a total of 445 parking spaces. As of March 31, 2017, The Marq Highland Park was leased at a rate of 89.71%.

We contributed $15,250,000 for our 90% membership interest in the joint venture that acquired the Marq Highland Park. A subsidiary of Cottonwood Residential O.P., LP contributed $1,694,444 for a 10% membership interest. The allocated amount of the Fannie Mae Facility for The Marq Highland Park is $30,500,000.

More information regarding our investments can be found here .

Sources of Operating Revenue and Cash Flow

Our revenue and cash flow is generated from property operations of the properties acquired through our joint venture investments with subsidiaries of Cottonwood Residential O.P., LP.

Profitability and Performance Metrics

We calculate funds from operations (“FFO”) and core funds from operations (“Core FFO”) to evaluate the profitability and performance of our business. See “— Non-GAAP Financial Measures” below for a description of these metrics. Our investing activities relating to commercial real estate are considered a single reportable business segment for financial reporting purposes. The investments we have made to date have been in domestic commercial real estate assets with similar economic characteristics, and we evaluate the performance of all of our investments using similar criteria.

Market Outlook and Recent Trends

Overview

We believe that current market dynamics and underlying fundamentals suggest the positive trends in United States multifamily housing will continue. Steady job growth, broadly increasing rentership rates, increasing household formation and aligned demographics provide the backdrop for strong renter demand. We believe that other factors impacting the prime United States renter demographic such as delayed major life decisions, increased levels of student debt and tight credit standards in the single-family home mortgage market support the value proposition for owning multifamily apartment communities.

We believe that favorable demographic trends under way will result in an increased demand for apartment housing. The echo-boom generation (generally those born between 1982 and 1994) continues to enter the labor force, obtain their own housing for the first time and are members of the 20 to 34 year-old age group, the predominant renter age range. According to data from the United States Census Bureau, individuals under the age of 35 have the highest rentership rate with just over 65% renting rather than owning their homes.

We also believe that many households choose to rent given maintenance costs and other burdens associated with homeownership. In addition, the ability to vary location and the lease terms associated with renting provides flexibility that appeals to many households, particularly those in younger groups who prioritize mobility.

Atlanta, Georgia

Atlanta is recognized as the transportation, communication, industrial, and cultural center of the southeastern United States. Atlanta’s central location within a nine-state region has been a major factor in its economic success.

In August 2016, we obtained a third-party appraisal for Cottonwood Westside, our property in Atlanta. According to research performed therein the Atlanta MSA exhibits one of the strongest economies of any major urban area in the United States and unemployment is decreasing. The growth in the region is remarkably broad-based, especially among the professional/business services, construction, technology, and finance sectors.

Charlotte, North Carolina

Charlotte is the 17th largest city in the U.S. and one of the fastest-growing markets in the nation in terms of jobs and population.

In August 2016, we obtained a third-party appraisal for Alpha Mill, our property in Charlotte. According to research performed therein the Charlotte region’s relatively low cost of living has attracted residents and businesses from higher-cost areas, such as New York City, Atlanta, and Washington, D.C. The area’s highway system, major airline hub (American/US Airways), and central location along the east coast have also made it an attractive market for a variety of employment sectors.

According to the third-party appraisal, Charlotte is a major destination for retirees and young professionals. The city has continued to see employment growth due in large part to the city’s business-friendly government. Population growth has been encouraged by employment opportunities, safe neighborhoods, abundant parks, well-ranked schools, and a low cost of living.

Tampa, Florida

Tampa’s economy is driven by tourism, professional services, back office and call centers which have benefited from the overall strength of the U.S. economic recovery.

In August 2016, we obtained a third-party appraisal for The Marq Highland Park, our property in Tampa. According to research performed therein an increased presence in education and health services positions has contributed to employment growth. Unemployment has improved substantially and has been a key driver of growth in new household formation. The region has benefited from population growth, new household formation, stable employment and a low home ownership rate relative to historical trends.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to use judgement in the application of accounting policies, including making estimates and assumptions. Such judgements are based on our management’s experience, our historical experience and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Variable Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassesses the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any. See Note 2 to our financial statements in “Item 7. Financial Statements” for a discussion about whether we consolidate our subsidiaries.

Organization and Offering Costs

See Note 2 to our financial statements in “Item 7. Financial Statements” for a discussion on how we treat organization and offering costs.

Investments in Joint Ventures

We assess potential impairment of investments in joint ventures whenever events or changes in circumstances indicate that the fair value of the investment is less than its carrying value. See Note 2 to our financial statements in “Item 7. Financial Statements” for further details.

Results of Operations

We did not have operations prior to the acquisition of the properties by the joint ventures on August 3, 2016. During the year ended December 31, 2016 we incurred a net loss of approximately $3,205,000.

The net loss is attributable to:

•

$1,796,035 of equity in losses from the joint ventures, comprised of $2,484,900 of net operating income, $3,136,500 of depreciation and amortization and $1,102,500 of interest on our Fannie Mae Facility;

•	$1,003,012 of interest expense on the bridge loan from Cottonwood Residential O.P., LP; and

•	$405,941 of asset management fees over the operating period to the Sponsor.

The following table shows property operating results for the period under ownership by the joint ventures:

	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total at 100%	Joint Venture Equity in Earnings (Losses)
Revenues
Rental income	$1,524	$1,265	$1,588	$4,377	$3,939
Other operating income	104	160	186	450	405

Total revenues	1,628	1,425	1,774	4,827	4,344

Operating expenses
Advertising and marketing	20	26	38	84	76
General and administrative	39	43	23	105	95
Management fees	57	50	62	169	152
Insurance	21	21	48	90	81
Real estate taxes	143	213	418	774	697
Repairs and maintenance	78	62	69	209	188
Salaries and wages	145	118	130	393	354
Utilities	61	90	91	242	218

Total operating expenses	564	623	879	2,066	1,859

Net operating income	1,064	802	895	2,761	2,485

Interest on Fannie Mae Facility	466	346	413	1,225	1,103
Depreciation and amortization	1,497	1,315	673	3,485	3,137
Other non operating expenses	34	12	(1)	45	41

Net loss	$(933)	$(871)	$(190)	$(1,994)	$(1,796)

Liquidity and Capital Resources

Our primary sources of liquidity are cash and cash equivalents on hand, lender escrowed reserves and cash flow generated from operations. Other sources may include additional borrowings from our Fannie Mae Facility or loans from Cottonwood Residential O.P., LP. Cottonwood Residential O.P., LP may, but is not obligated to, lend us money. All of the terms and conditions of such loans shall be determined by us and Cottonwood Residential O.P., LP; provided however that the interest rate on any such loan shall not exceed the 10-year Treasury rate plus 600 basis points.

We intend to strengthen our capital and liquidity positions by continuing to focus on our core fundamentals at the property level. Factors which could increase or decrease our future liquidity include but are not limited to operating performance of our properties, volatility in interest rates, and the satisfaction of REIT dividend requirements.

Our principal demand for funds will be to fund value-enhancement and other capital improvement projects, to pay operating expenses and interest on our outstanding indebtedness and to make distributions to our stockholders. Over time, we intend to generally fund our cash needs, other than asset acquisitions, from operations.

Cash Flow

The following presents our summarized cash flows information for the years ended December 31, 2016 and the period from inception June 22, 2015 (inception) to December 31, 2015:

(In Thousands)	Year Ended December 31, 2016	Period from June 22, 2015 (Inception) to December 31, 2015
Net cash used in operating activities	—	—
Net cash used in investing activities	(48,199)	—
Net cash and restricted cash provided by investing activities	50,570	10

Net increase in cash and restricted cash	2,371	10
Cash at beginning of period	10	—

Cash and restricted cash at end of period	$2,381	$10

There were no cash flows provided by operating activities since all properties are accounted for under the equity method. Interest expense on the bridge loan and asset management fees were accrued but not paid.

Net cash used in investing activities was $48,199,000 and consisted of the acquisition of our three joint venture investments for $49,050,000 less distributions of $851,400 received by those joint ventures.

Net cash provided by financing activities was approximately $50,570,000 and consisted of the receipt of $27,794,260 of proceeds from the issuance of our shares of common stock pursuant to the Offering and the issuance of the $49,050,000 bridge loan, less $26,130,000 of repayment on the bridge loan and dividends paid to investors of $144,472.

Non-GAAP Financial Measures

Funds from operations, or FFO, and core funds from operations, or Core FFO, each of which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and of our company. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated/uncombined partnerships and joint ventures. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations.

We calculate Core FFO by subtracting from FFO recurring capital expenditures used to maintain the quality of the assets owned through our joint venture investments and other non-cash charges.

Our calculation of Core FFO may differ from the methodology used for calculating Core FFO by certain other REITs and, accordingly, our Core FFO may not be comparable to Core FFO reported by other REITs. Our management utilizes FFO and Core FFO as measures of our operating performance, and believes they are also useful to investors, because they facilitate an understanding of our operating performance after adjustment for certain non-cash expenses. Additionally, FFO and Core FFO serve as measures of our operating performance because they facilitate evaluation of our company without the effects of selected items required in accordance with GAAP that may not necessarily be indicative of current operating performance and that may not accurately compare our operating performance between periods. Furthermore, although FFO, Core FFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we also believe that FFO and Core FFO may provide us and our investors with an additional useful measure to compare our financial performance to certain other REITs.

Neither FFO nor Core FFO is equivalent to net income or cash generated from operating activities determined in accordance with U.S. GAAP. Furthermore, FFO and Core FFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor Core FFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Our unaudited Core FFO calculation for the year December 31, 2016, is as follows (amounts in thousands):

Net loss	$(3,205)
Adjustments:
Depreciation and amortization - joint ventures	3,137

FFO	(68)
Adjustments:
Amortization of debt issuance costs	40

Core FFO	$(28)

Related Party Arrangements

For further details, see Note 7 to our financial statements in “Item 7. Financial Statements” for a discussion of our related party transactions.

Recent Developments

Offering Proceeds

As of April 28, 2017, we had raised total gross offering proceeds of $50,000,000 from settled subscriptions and had issued an aggregate of 5,000,000 shares of common stock.

Distributions

Our board of directors has authorized cash distributions equivalent to 5.75% on an annualized basis through April 30, 2017. Accordingly, the following distributions were declared and paid:

Period		Amount
September 2, 2016	December 31, 2016	$258,838
January 1, 2017	January 31, 2017	151,905
February 1, 2017	February 28, 2017	170,803
March 2, 2017	March 31, 2017	225,894

		$807,440

ITEM 3.	DIRECTORS AND OFFICERS

We operate under the direction of our board of directors. The board of directors is responsible for the management and control of our affairs. The current board members are Daniel Shaeffer, Chad Christensen and Gregg Christensen. The current Chief Executive Officer is Daniel Shaeffer, the current Chairman of the Board and President is Chad Christensen and the current Executive Vice President & General Counsel is Gregg Christensen.

Investment Committee

We have established an investment committee that is charged with identifying and investigating potential investment opportunities for us. The investment committee analyzes and approves any investment to be made by us. The investment committee has 5 committee members and is currently comprised of Daniel Shaeffer, Chad Christensen, Gregg Christensen, Paul Fredenberg and Enzio Cassinis. The investment committee may request information from third parties in making its recommendations.

Executive Officers and Directors

The following table shows the names and ages of our current directors and executive officers and the positions held by each individual. A description of the business experience of each individual for at least the past five years follows the table.

Name(1)	Positions	Age(2)	Term of Office
Daniel Shaeffer	Chief Executive Officer, Director and Investment Committee Member	46	June 2015 to Present(3) December 2015 to Present(4)

Chad Christensen	President, Chairman of the Board, Director and Investment Committee Member	44	June 2015 to Present(3) December 2015 to Present(4)

Gregg Christensen	Executive Vice President, Secretary, General Counsel, Director and Investment Committee Member	48	June 2015 to Present(3) December 2015 to Present(4)

Susan Hallenberg	Chief Financial Officer	49	June 2015 to Present

Paul Fredenberg	Investment Committee Member	40	December 2015 to Present

Enzio Cassinis	Investment Committee Member	39	December 2015 to Present

(1)	The address of each director and executive officer listed is 6340 South 3000 East, Suite 500, Salt Lake City, Utah 84121.
(2)	As of March 31, 2017.
(3)	The current directors and executive officers were appointed in June 2015.
(4)	The current investment committee members were appointed in December 2015.

Biographical information regarding our executive officers and directors officers can be found in our offering circular which can be found here.

Compensation of Executive Officers

As described above, certain of the executive officers of Cottonwood Residential O.P., LP also serve as our executive officers. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of the Sponsor and its affiliates, from Cottonwood Residential O.P., LP. As executive officers of our sponsor, these individuals will manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to our Sponsor, we do not intend to pay any compensation directly to these individuals. More information regarding the compensation of our officers and directors and our sponsor can be found here .

ITEM 4.	SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth the beneficial ownership of our shares of common stock as of April 28, 2017, for each person or group that holds more than 5% of our shares of common stock, for each director, executive officer and for the directors and executive officers as a group. To our knowledge, each person that beneficially owns our shares of common stock has sole voting and disposition power with regards to such shares.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 6340 South 3000 East, Suite 500, Salt Lake City, Utah 84121.

Name of Beneficial Owner (1)	Number of Shares Beneficially Owned	Percent of All Shares

Cottonwood Residential O.P., LP(2)	1,021		*

Daniel Shaeffer, Chief Executive Officer and Director	—	—

Chad Christensen, President, Chairman of the Board and Director	—	—

Gregg Christensen, General Counsel, Executive Vice President, Secretary and Director	—	—

Susan Hallenberg, Chief Financial Officer	—	—

Paul Fredenberg, Investment Committee Member	—	—

Enzio Cassinis, Investment Committee Member	—	—

All directors and executive officers as a group (6 persons)	1,021		*

*	Less than 1% of all shares.
(1)

Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)

Cottonwood Residential O.P., LP is managed by its general partner, Cottonwood Residential, Inc. Cottonwood Residential, Inc. is managed by its board of directors, which currently consists of Daniel Shaeffer, Chad Christensen, Gregg Christensen, David Robertson and Lance Graber. The board of directors of Cottonwood Residential, Inc., as the general partner of Cottonwood Residential O.P., LP, will have the voting and investment control of the shares of our common stock held by Cottonwood Residential O.P., LP.

ITEM 5.	INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

See Note 7 to our financial statements in “Item 7. Financial Statements” for a discussion of our related party transactions.

ITEM 6.	OTHER INFORMATION

None.

ITEM 7.	FINANCIAL STATEMENTS

Cottonwood Multifamily REIT I, Inc.

Consolidated Financial Statements

Year Ended December 31, 2016 and the Period from June 22, 2015 (Inception) through December 31, 2015

Report of Independent Auditors

The Board of Directors and Stockholders

Cottonwood Residential Multifamily REIT I, Inc.

We have audited the accompanying consolidated financial statements of Cottonwood Residential Multifamily REIT I, Inc., which comprise the balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations, equity, and cash flows for the year ended December 31, 2016 and for the period from June 22, 2015 (inception) through December 31, 2015, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cottonwood Residential Multifamily REIT I, Inc. at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for the year ended December 31, 2016 and for the period from June 22, 2015 (inception) through December 31, 2015 in conformity with U.S. generally accepted accounting principles.

\s\ Ernst & Young LLP

April 28, 2017

Cottonwood Multifamily REIT I, Inc.

Consolidated Balance Sheets

(Amounts in Thousands, Except Share Data)

	December 31,
	2016	2015
ASSETS
Investments in joint ventures	$46,403	$—
Cash	717	10
Restricted cash	1,664	—

Total assets	$48,784	$10

LIABILITIES AND EQUITY
Liabilities:
Related party bridge loans	$22,920	$—
Accrued interest on related party bridge loans	1,003	—
Accounts payable and accrued liabilities	521	—

Total liabilities	24,444	—

Commitments and contingencies (Note 8)

Equity:
Preferred Stock, $0.01 par value; 100,000 shares authorized, no shares issued and outstanding	—	—
Common Stock, $0.01 par value, 1,000,000,000 shares authorized; 2,780,426 shares issued and outstanding at December 31, 2016; 1,000 shares issued and outstanding at December 31, 2015.	28	—
Additional paid in capital	27,517	10
Accumulated deficit	(3,205)	—

Total equity	24,340	10

Total liabilities and stockholders’ equity	$48,784	$10

See accompanying notes.

Cottonwood Multifamily REIT I, Inc.

Consolidated Statements of Operations

(Amounts in Thousands)

	Year Ended December 31, 2016	Period from June 22, 2015 (Inception) to December 31, 2015
Equity in losses of joint ventures	$(1,796)	$—

Interest expense	(1,003)	—
Asset management fee	(406)	—

Net loss	$(3,205)	$—

See accompanying notes.

Cottonwood Multifamily REIT I, Inc.

Consolidated Statements of Equity

(Amounts in Thousands)

	Common Stock
	Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total Equity
Balance at June 22, 2015 (Inception)	—	$—	$—	$—	$—
Issuance of Common Stock	1,000	—	10	—	10

Balance at December 31, 2015	1,000	—	10	—	10

Issuance of Common Stock	2,779,426	28	27,766	—	27,794

Net loss	—	—	—	(3,205)	(3,205)
Distributions to Common Stockholders	—	—	(259)	—	(259)

Balance at December 31, 2016	2,780,426	$28	$27,517	$(3,205)	$24,340

See accompanying notes.

Cottonwood Multifamily REIT I, Inc.

Consolidated Statements of Cash Flows

(Amounts in Thousands)

	Year Ended December 31, 2016	Period from June 22, 2015 (Inception) to December 31, 2015
Operating activities
Net loss	$(3,205)	$—
Changes in operating assets and liabilities:
Equity in losses of joint ventures	1,796	—
Accrued interest	1,003	—
Accounts payable and accrued liabilities	406	—

Net cash used in operating activities	—	—

Investing activities
Investments in joint ventures	(49,050)	—
Distributions from joint ventures	851	—

Net cash used in investing activities	(48,199)	—

Financing activities
Issuance of related party bridge loans	49,050	—
Repayment of related party bridge loans	(26,130)	—
Issuance of Common Stock	27,794	10
Distributions to common stockholders	(144)	—

Net cash and restricted cash provided by investing activities	50,570	10

Net increase in cash and restricted cash	2,371	10
Cash at beginning of period	10	—

Cash and restricted cash at end of period	$2,381	$10

Reconciliation of cash and restricted cash to consolidated balance sheets
Cash	$717	$10
Restricted cash	1,664	—

Cash and restricted cash at end of period	$2,381	$10

See accompanying notes.

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements

Amounts in Thousands, Except Share Data

Note 1 - Organization and Business

Cottonwood Multifamily REIT I, Inc. (the “Company”) is a Maryland corporation formed on June 22, 2015 to invest in multifamily apartment communities and real estate related assets in the United States primarily through joint ventures with Cottonwood Residential O.P., LP (“CROP”). Substantially all of the Company’s business is conducted through Cottonwood Multifamily REIT I O.P., LP (the “Operating Partnership”), a Delaware limited partnership. The Company is a limited partner and the sole member of the general partner of the Operating Partnership. As used herein, the term “Company” includes Cottonwood Multifamily REIT I, Inc. and all its subsidiaries, including the Operating Partnership , unless the context indicates otherwise.

A subsidiary of CROP, Cottonwood Capital Property Management II, LLC (“the Sponsor”), sponsored the formation of the Company and the offering of up to $50 million in shares of common stock at a purchase price of $10.00 per share through a Tier 2 Regulation A plus offering with the SEC (“the Offering”). The SEC qualified the offering on May 27, 2016.

The Sponsor has paid and will pay all of the selling commissions and managing broker-dealer fees and the organizational and offering expenses related to the Offering. The Company entered into an asset management agreement with the Sponsor and will use the Sponsor as its sole property manager for all properties acquired.

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements

Amounts in Thousands, Except Share Data

The following chart illustrates the Company’s corporate structure and ownership percentages as of December 31, 2016:

The Company is structured as an umbrella partnership REIT and contributes all net proceeds from its equity offering to the Operating Partnership. In return for those contributions, the Company receives Operating Partnership Units (“OP Units”) in the Operating Partnership equal to the number of shares of common stock (“Common Stock”) it has issued, maintaining a one-for-one relationship in OP Units issued to the Company and Common Stock issued by the Company. Therefore, holders of Common Stock share in the profits, losses and cash distributions of the Operating Partnership in the same proportion as their ownership in the Company.

Note 2 - Basis of Presentation and Principles of Consolidation

The consolidated financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The Company and its subsidiaries are variable interest entities (“VIEs”). Generally, VIEs are legal entities in which the equity investors do not have the characteristics of a controlling financial interest or the equity investors lack sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company consolidates VIEs when it is determined to be the primary beneficiary. Qualitative and quantitative factors are considered in determining whether the Company is the primary beneficiary, including, but not limited to: which activities most significantly impact the VIE’s

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements

Amounts in Thousands, Except Share Data

economic performance and which party controls such activities; the amount and characteristics of the Company’s investment; the obligation or likelihood for the Company or other investors to provide financial support; and the management relationship of the property.

At December 31, 2016 CROP, the Company’s joint venture partner and the owner of the Sponsor, had the power to direct the significant activities through membership on the Company’s board of directors and the ability to absorb potentially significant losses and returns of the Company through a bridge loan provided to the Company. As a result, the Company does not consolidate its subsidiaries, but rather accounts for its investments under the equity method of accounting.

Use of Estimates

The preparation of these consolidated financial statements require estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the dates of the consolidated financial statements as well as the amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

Organization and Offering Costs

Organization costs include all expenses incurred in connection with the formation of the Company, including but not limited to legal fees and other costs to incorporate the Company. Offering costs include all expenses incurred in connection with the offering, including managing broker-dealer fees and selling commissions. All organization and offering costs will be paid by the Sponsor. The Company will not incur any liability for or reimburse the Sponsor for any of these organizational and offering costs. As of December 31, 2016, offering costs incurred by the Sponsor in connection with this offering were approximately $3,389. Organizational costs incurred by the Sponsor were not significant.

Investments in Joint Ventures

Under the equity method of accounting, the Company’s investments in joint ventures are stated at cost, adjusted for the Company’s share of net earnings or losses and reduced by distributions. Equity in earnings or losses is generally recognized based on the Company’s ownership interest in the earnings or losses of the joint ventures. For the purposes of presentation in the consolidated statements of cash flows, the Company follows the “look through” approach for classification of distributions from unconsolidated real estate assets. Under this approach, distributions are reported under operating cash flow unless the facts and circumstances of a specific distribution clearly indicate that it is a return of capital (e.g., a liquidating dividend or distribution of the proceeds from the entity’s sale of assets), in which case it is reported as an investing activity.

The Company assesses potential impairment of investments in joint ventures whenever events or changes in circumstances indicate that the fair value of the investment is less than its carrying value. To the extent impairment has occurred, and is not considered temporary, the impairment is measured as the excess of the carrying amount of the investment over the fair value of the investment. No impairment loss was recognized for the years ended December 31, 2016.

Cash

The Company maintains its cash in demand deposit accounts at major commercial banks. Balances in individual accounts at times exceeds FDIC insured amounts. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Restricted Cash

Under the terms of the related party bridge loans discussed in Note 4, cash proceeds raised from the issuance of common stock must be used to repay the related party bridge loans until the principal and accrued interest have been repaid in full. Accordingly, cash received from issuance of common stock is classified as restricted cash and cash equivalents on the consolidated balance sheets.

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements

Amounts in Thousands, Except Share Data

Income Taxes

The Company intends to elect to be taxed as a REIT as of January 1, 2016. As a REIT, the Company is not subject to federal income tax with respect to that portion of its income that meet certain criteria and is distributed annually to shareholders. To continue to qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the REIT’s taxable income, excluding net capital gains, to shareholders. The Company has adhered to, and intends to continue to adhere to, these requirements to maintain REIT status. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not qualify as a REIT for four subsequent taxable years. As a qualified REIT, the Company is still subject to certain state and local taxes and may be subject to federal income and excise taxes on undistributed taxable income. For the year ended December 31, 2016, 100% (unaudited) of all distributions to stockholders qualified as a return of capital.

The Operating Partnership is generally not subject to federal and state income taxes. OP Unit holders are subject to tax on their respective allocable shares of the Operating Partnership’s taxable income. However, there are certain states that require an entity level tax on the Operating Partnership.

Recent Accounting Pronouncements

In May 2014, the FASB issued a comprehensive new revenue recognition standard entitled Revenue from Contracts with Customers that will supersede nearly all existing revenue recognition guidance. The new standard specifically excludes lease contracts. The new standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. Companies will likely need to use more judgment and make more estimates than under current revenue recognition guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration, if any, to include in the transaction price and allocating the transaction price to each separate performance obligation. The new standard will be effective for the Company for annual periods beginning after December 15, 2018, with early adoption for periods beginning after December 15, 2016. The new standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company has not yet selected a transition method and is currently evaluating the impact of adopting the new standard on its consolidated financial statements.

In August 2014, the FASB issued a new standard that will explicitly require management to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. In connection with each annual and interim period, management will assess whether there is substantial doubt about an entity’s ability to continue as a going concern within one year after the issuance date. Disclosures will be required if conditions give rise to substantial doubt, however to determine the specific disclosures, management will need to assess whether its plans will alleviate substantial doubt. The new standard is effective for the annual period ending after December 15, 2016. The standard did not have a material effect on the consolidated financial statements.

In February 2016, the FASB issued a new standard on leases which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification will determine whether the lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The new standard is expected to impact the Company’s consolidated financial statements as the Company has certain operating lease arrangements for which it is the lessee. The new standard will be effective for the Company beginning on January 1, 2019, with early adoption permitted. The Company is currently evaluating the impact of adopting the new standard on its consolidated results of operations and financial position.

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements

Amounts in Thousands, Except Share Data

In August 2016 and October 2016, the FASB issued new standards to clarify how specific transactions are classified and presented on the statement of cash flows. Among other clarifications, the new standards specifically provide guidance for the following items within the statement of cash flows which have required significant judgment in the past:

•	Cash payments related to debt prepayments or extinguishment costs are to be classified within financing activities;

•

The portion of the cash payment made to settle a zero-coupon bond or a bond with an insignificant cash coupon attributable to accreted interest related to a debt discount is to be classified as a cash outflow within operating activities, and the portion attributable to the principal is to be classified within financing activities;

•	Insurance settlement proceeds are to be classified based on the nature of the loss;

•	Companies must elect to classify distributions received from equity method investees using either a cumulative earnings approach or a look-through approach and the election must be disclosed; and

•

Restricted cash will be included with cash and cash equivalents on the statement of cash flows. Total cash and cash equivalents and restricted cash are to be reconciled to the related line items on the balance sheet.

The new standards must be applied retrospectively to all periods presented in the consolidated financial statements and they will be effective for the Company beginning on January 1, 2018, with early adoption permitted. The Company has elected early adoption in these consolidated financial statements.

In January 2017, the FASB issued a new standard which clarifies the definition of a business, providing additional guidance on whether transactions should be accounted for as asset acquisitions or businesses combinations. Specifically, when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. Additionally, the standard also provides other guidance providing a more robust framework to use in determining whether a set of assets and activities is a business. Among other differences, transaction costs associated with asset acquisitions are capitalized while those associated with business combinations are expensed as incurred. In addition, purchase price in an asset acquisition is allocated on a relative fair value basis while in a business combination is generally measured at fair value. The new standard will be applied prospectively to any transactions occurring within the period of adoption. The new standard will be effective for the Company beginning on January 1, 2018, but the Company early adopted it as allowed effective January 1, 2017. The Company anticipates that substantially all of its transactions will now be accounted for as asset acquisitions, which means transaction costs will largely be capitalized as noted above.

Note 3 - Investments in Joint Ventures

On December 21, 2015, CROP acquired The Marq Highland Park for a purchase price of $45,960 and held the property until it was contributed to a joint venture with the Company. On August 3, 2016, joint ventures formed by CROP and the Company acquired The Marq Highland Park for $45,960, Alpha Mill for $51,925 and Cottonwood Westside for $43,000. The Company’s total capital contributions to the joint ventures was $49,050, including acquisition costs, constituting a 90% joint venture interest.

The Company’s investment activity in the joint ventures are as follows:

	Alpha Mill	Cottonwood Westside	The Marq Highland	Total
2015 Carrying Value	$—	$—	$—	$—
New investment	17,250	16,550	15,250	49,050
Equity in losses	(840)	(786)	(170)	(1,796)
Distributions	(144)	(265)	(442)	(851)

2016 Carrying Value	$16,266	$15,499	$14,638	$46,403

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements

Amounts in Thousands, Except Share Data

Operational information for the properties owned by joint ventures with CROP for the period from August 3, 2016, the date of acquisition by the joint ventures, to December 31, 2016 are as follows:

	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total at 100%	Joint Venture Equity in Earnings (Losses)
Revenues
Rental income	$1,524	$1,265	$1,588	$4,377	$3,939
Other operating income	104	160	186	450	405

Total revenues	1,628	1,425	1,774	4,827	4,344

Operating expenses
Advertising and marketing	20	26	38	84	76
General and administrative	39	43	23	105	95
Management fees	57	50	62	169	152
Insurance	21	21	48	90	81
Real estate taxes	143	213	418	774	697
Repairs and maintenance	78	62	69	209	188
Salaries and wages	145	118	130	393	354
Utilities	61	90	91	242	218

Total operating expenses	564	623	879	2,066	1,859

Net operating income	1,064	802	895	2,761	2,485

Interest on Fannie Mae Facility	466	346	413	1,225	1,103
Depreciation and amortization	1,497	1,315	673	3,485	3,137
Other non operating expenses	34	12	(1)	45	41

Net loss	$(933)	$(871)	$(190)	$(1,994)	$(1,796)

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements

Amounts in Thousands, Except Share Data

Summarized balance sheet information for the properties owned by joint ventures with CROP at December 31, 2016 are as follows:

In thousands	Alpha Mill	Cottonwood Westside	The Marq Highland Park
Real Estate Assets, Net	$50,537	$41,775	$43,405
Other Assets	1,745	915	690
Fannie Mae Facility	34,100	25,300	30,500
Other Liabilities	318	259	315
Equity	17,864	17,132	13,280

Note 4 - Related Party Bridge Loans

The Company had not issued any shares to investors when the joint ventures acquired the properties on August 3, 2016. To facilitate the Company’s required capital contribution CROP provided bridge loans to the Company in the aggregate amount of $49,050 with $45,886 of the loans secured by the Company’s interests in the joint ventures. The loans bear interest at 6% per year and are being repaid from offering proceeds. As of December 31, 2016, the Company has re-paid $26,130 of the secured loans from offering proceeds and accrued $1,003 in interest.

Note 5 - Stockholders’ Equity

The Company’s charter authorizes the issuance of up to 1,000,000,000 shares of common stock at $0.01 par value per share and 100,000,000 shares of preferred stock at $0.01 par value per share.

Voting Common Stock

Holders of the Company’s common stock are entitled to receive dividends when authorized by the Company’s board of directors, subject to any preferential rights of outstanding preferred stock. Holders of common stock are also entitled to one vote per share on all matters submitted to a shareholder vote, including election of directors to the board, subject to certain restrictions. As of December 31, 2016, and 2015, the Company had issued 2,780,426 shares and 100 shares, respectively. The Sponsor owns 100 shares.

Preferred Stock

The board of directors is authorized, without approval of common shareholders, to provide for the issuance of preferred stock, in one or more classes or series, with such rights, preferences and privileges as the board of directors approves. No preferred stock was issued and outstanding as of December 31, 2016 and 2015.

Distributions

Distributions are determined by the board of directors based on the Company’s financial condition and other relevant factors. Should cash flows from operations not cover distributions during the early stages of real estate investment or during the operational stage the Company may look to third party borrowings to fund distributions. It may also use funds from the sale of assets or from the maturity, payoff or settlement of debt investments for distributions not covered by operating cash.

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements

Amounts in Thousands, Except Share Data

Note 6 - Joint Venture Distributions

Cash from operations of the Company’s individual joint ventures after payment of property management fees shall be distributed to provide a preferred return of up to 8% on invested capital in the joint venture. Profits will then be allocated 50% to the Operating Partnership and CROP (in proportion to their respective interests in the joint venture) and 50% to CROP until CROP has received an amount equal to 20% of all distributions. Profits after the above distributions will be allocated 80% to the Operating Partnership and CROP (in proportion to their respective interests in the joint venture) and 20% to CROP.

Note 7 - Related Party Transactions

Promotional Interest

The Company’s directors and officers hold key positions at both CROP and the Sponsor. They are not compensated by the Company but are responsible for the management and affairs of the Company. As outlined above, CROP will receive promotional interests after an 8% preferred return on invested capital.

Asset Management Fee

The Sponsor will provide asset management services for the Company subject to the board of directors’ supervision. As compensation for those services, the Sponsor will receive a fee of 0.75% of gross assets, defined initially as the gross book value of the Company’s assets and subsequently as gross asset value once NAV is established. The Company incurred asset management fees of $406 for the year ended December 31, 2016.

Property Management Fee

The Sponsor will generally provide property management services for the Company’s real estate assets and receive a fee up to 3.5% of gross revenues of each property managed for these services. The Sponsor will also be reimbursed for expenses incurred on behalf of its management duties in accordance with the property management agreement. During the year ended December 31, 2016 property management fees charged to the three properties were $169.

Construction Management Fee

The Sponsor will receive for its services in supervising any renovation or construction project in excess of $5 in or about each property a construction management fee equal to 5% of the cost of the amount that is expended. No construction management fees were incurred in 2016.

Utility Management Fee

An affiliate of the Sponsor may be hired by each of the joint ventures to provide services related to allocation of the utility charges to residents at the applicable multifamily apartment community. The fees charged will vary based on local law. Under some circumstances, the joint ventures may charge the residents at the multifamily apartment community for such services and will have the right to retain such amounts. The utility management fee charged to the three properties was not significant.

Internet and Television Services

An affiliate of the Sponsor will enter into a contract with each of the joint ventures to provide internet and TV services for the multifamily apartment communities. The fees charged will vary based on market factors where the multifamily apartment community is located. The joint ventures intend to charge each resident a fee for internet and television services which is anticipated to exceed the fee charged by the affiliate. The joint ventures will be entitled to retain the excess between the amount of the fee charged by the affiliate and the amount of the fee charged to the residents.

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements

Amounts in Thousands, Except Share Data

Property Management Corporate Service Fee

The Sponsor will allocate a flat fee each month to each of the joint ventures which is intended to fairly allocate the overhead costs incurred by the Sponsor and its affiliated entities with respect to the management of all assets. This fee will vary each month and be dependent on the number of assets managed and the actual overhead expenses incurred. The Sponsor will have the right to retain any excess between actual costs and the amount of the fee charged.

Insurance Fee

The Sponsor through its wholly-owned insurance company, will provide insurance for the multifamily apartment communities. It will receive a risk management fee equal to 10% of the insurance premium and be entitled to retain any excess of the funded aggregate deductible not used to pay claims. A licensed insurance broker affiliated with the Sponsor will receive 20% of the brokerage fee charged with respect to the placement of all insurance policies for the multifamily apartment communities.

Reimbursement of Operating Expenses

Operating expenses advanced or paid by CROP will be reimbursed by the applicable joint venture. These expenses include the costs of leasing, acquiring, owning, developing, constructing, improving, operating, and disposing of real estate.

Note 8 - Commitments and Contingencies

Economic Dependency

Under various agreements, the Company has engaged or will engage the Sponsor to provide certain services that are essential to the Company, including asset management services and other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon the Sponsor. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Liquidity Strategy

The Company’s board of directors will try to determine which liquidity strategy would result in the greatest value for shareholders. A liquidity event will occur no later than December 31, 2023, which may be extended for two one-year periods in the sole discretion of the board of directors and an additional two one-year periods by a majority vote of the shareholders. If no extension is approved an orderly sale of the Company’s assets will begin within a one-year period from the decision not to extend. If all extensions are approved the final termination date would be December 31, 2027. The precise timing of sales would take account of the prevailing real estate finance markets and the debt markets generally as well as the federal income tax consequences to shareholders.

In the event that a listing occurs on or before the termination date, the Company will continue perpetually unless dissolved pursuant to a vote of the shareholders or any applicable provision of the Maryland General Corporation Law. A listing shall mean the commencement of trading of the Company’s common stock on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements

Amounts in Thousands, Except Share Data

determined in the sole discretion of the board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders. A listing shall also be deemed to occur on the effective date of a merger in which the consideration received by the shareholders is securities of another entity that are listed on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of our board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders.

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements

Amounts in Thousands, Except Share Data

Note 9 - Subsequent Events

Subsequent to December 31, 2016 the Company has sold all $50,000 of shares of common stock and had 5,000,000 shares of common stock outstanding. The Company has also paid back all of the related party bridge loans, incurring total interest of approximately $1,180, of which approximately $250 has been paid.

The Company has evaluated subsequent events up until the date the consolidated balance sheet is issued for recognition or disclosure and has determined there are none other to be reported or disclosed in the consolidated financial statements.

ITEM 8.	EXHIBIT

The following exhibits are filed as part of this Annual Report on Form 1-K:

Exhibit Number	Description

2.1	Charter, incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed May 10, 2016

2.2	Bylaws, incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A, filed May 10, 2016

4.1	Form of Subscription Agreement, incorporated by reference to the exhibit to the Company’s Supplement No. 2 to the Offering Circular as filed pursuant to Rule 253(g)(3), on November 22, 2016

4.2	Form of Israeli Investor Questionnaire, incorporated by reference to the exhibit to the Company’s Supplement No. 3 to the Offering Circular as filed pursuant to Rule 253(g)(2), on March 9, 2017

6.1	Share Repurchase Program, incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed December 18, 2015

6.2	Limited Partnership Agreement of Operating Partnership, incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.3	Limited Liability Company Agreement of General Partner of Operating Partnership, incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.4	Form of Joint Venture Agreement, incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.5	Asset Management Agreement, incorporated by reference to Exhibit 6.5 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.6	Form of Property Management Agreement, incorporated by reference to Exhibit 6.6 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.7	Investment Policy Agreement, incorporated by reference to Exhibit 6.8 to the Company’s Offering Statement on Form 1-A, filed on February 29, 2016

6.8	Three Party Agreement, incorporated by reference to Exhibit 6.9 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

8	Escrow Agreement, incorporated by reference to Exhibit 8 to the Company’s Offering Statement on Form 1-A, filed on April 21, 2016

33

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY REIT I, INC.

By:	/s/ Daniel Shaeffer
Daniel Shaeffer, Chief Executive Officer

Date:	April 28, 2017

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Daniel Shaeffer	Chief Executive Officer and Director (Principal Executive Officer)	April 28, 2017
Daniel Shaeffer

/s/ Chad Christensen	President, Chairman of the Board and Director	April 28, 2017
Chad Christensen

/s/ Gregg Christensen	Executive Vice President, Secretary, General Counsel and Director	April 28, 2017
Gregg Christensen

/s/ Susan Hallenberg	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 28, 2017
Susan Hallenberg